UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360 Lake Forest, Illinois 60045 (224) 880-1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons.
Jack W. Schuler
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 69,352
	8	Shared Voting Power 18,339,888
	9	Sole Dispositive Power 69,352
	10	Shared Dispositive Power 18,339,888

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,409,240
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	26.4%
14	Type of Reporting Person	IN

CUSIP No. 00430H 102
1	Names of Reporting Persons.
Jack W. Schuler Living Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,284,913
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,284,913

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,284,913
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	26.2%
14	Type of Reporting Person	OO

This Amendment No. 10 amends and supplements that certain Statement on Schedule 13D filed on May 3, 2012 by Abeja Ventures, LLC (“Abeja”), as amended by the following amendments: (i) Amendment No. 1 filed on July 9, 2012 by Abeja, Jack W. Schuler, John Patience and Lawrence Mehren; (ii) Amendment No. 1 filed on March 20, 2013 by Mr. Schuler; (iii) Amendment No. 2 filed on September 3, 2013 by Mr. Schuler; (iv) Amendment No. 3 filed on March 19, 2014 by Mr. Schuler; (v) Amendment No. 4 filed on May 28, 2014 by Mr. Schuler; (vi) Amendment No. 5 filed on December 29, 2015 by Mr. Schuler; (vii) Amendment No. 6 filed on February 25, 2016 by Mr. Schuler; (viii) Amendment No. 7 filed on February 20, 2018 by Mr. Schuler; (ix) Amendment No. 8 filed on April 12, 2018 by Mr. Schuler and (x) Amendment No. 9 filed on October 5, 2021 by Mr. Schuler (collectively, the “Schedule 13D”), with respect to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following:

On November 29, 2021, the Jack W. Schuler Living Trust (the “Trust”) purchased 1,000,000 shares of Common Stock at a price of $5.00 per share in an “at-the-market” offering conducted by the Company. The shares were purchased using funds available to the Trust and were acquired for investment purposes.

Item 5. Interest in Securities of Issuer

Items 5(a - b) and 5(c) of the Schedule 13D are amended and restated as follows:

(a - b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 18,409,240 shares of Common Stock, representing approximately 26.4% of the shares outstanding. This amount consists of: (i) 69,352 shares that Mr. Schuler has the right to acquire upon exercise of stock options exercisable within 60 days of the date of this filing (the “Option Shares”); (ii) 18,284,913 shares held by the Trust; and (iii) 54,975 shares held by Mr. Schuler’s spouse.

The foregoing beneficial ownership percentages are based on a total of approximately 69,664,392 shares of Common Stock outstanding as of the date of this filing as provided by the Company, plus, for purposes of calculating Mr. Schuler’s beneficial ownership percentage, the Option Shares.

Mr. Schuler has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the Option Shares. As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 18,284,913 shares held by the Trust. Additionally, Mr. Schuler may be deemed to share with his spouse the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 54,975 shares held by Mr. Schuler’s spouse. Mr. Schuler disclaims any beneficial ownership in the shares held by his spouse.

(c)       In addition to the purchase of shares of Common Stock by the Trust in an “at-the-market” offering conducted by the Company as described in Item 3 of this Amendment No. 10, the Reporting Persons have effected the following transaction in Common Stock since the filing of Amendment No. 9 to the Schedule 13D, which consisted of open market purchases.

Date of Transaction	Name of Party Effecting Transaction	Number of Common Stock	Weighted Average Price Per Share
11/18/2021	Jack W. Schuler Living Trust	116,444	$5.20
11/19/2021	Jack W. Schuler Living Trust	56,850	$5.19
11/22/2021	Jack W. Schuler Living Trust	48,987	$5.06

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 2, 2021

Jack W. Schuler

By:	/s/ Jack W. Schuler

Jack W. Schuler Living Trust

By:	/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee